Unaudited Condensed Interim

Consolidated Financial Statements

For the three and nine months

ended

September 30, 2024

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2024	2023
	Notes	$	$

Assets

Current assets

Cash	3	58,540	67,721
Short-term investments	4	15,567	8,200
Amounts receivable		8,703	6,282
Other assets		1,147	1,842
		83,957	84,045

Non-current assets

Investments in associates	5	85,620	115,651
Other investments	6	99,457	93,025
Royalty, stream and other interests	7	1,482,179	1,553,111
Goodwill		111,204	111,204
Other assets		8,153	8,951
		1,870,570	1,965,987

Liabilities

Current liabilities

Accounts payable and accrued liabilities		5,779	8,209
Dividends payable		12,108	11,121
Lease liabilities		1,214	1,122
		19,101	20,452

Non-current liabilities

Lease liabilities		5,957	6,879
Long-term debt	8	80,746	191,879
Deferred income taxes		101,364	96,279
		207,168	315,489

Equity

Share capital	9	2,113,691	2,097,691
Contributed surplus		80,081	79,446
Accumulated other comprehensive income		48,882	28,058
Deficit		(579,252)	(554,697)
		1,663,402	1,650,498
		1,870,570	1,965,987

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
	Notes	$	$	$	$

Revenues	11	57,255	62,069	182,852	182,156

Cost of sales	11	(2,141)	(4,337)	(6,200)	(12,638)
Depletion	11	(9,516)	(16,894)	(31,453)	(43,356)
Gross profit		45,598	40,838	145,199	126,162

Other operating expenses
General and administrative		(6,684)	(11,697)	(19,177)	(25,214)
Business development		(1,506)	(1,337)	(4,959)	(4,130)
Impairment of royalty and stream interests	7	-	(17,490)	(67,832)	(24,119)
Operating income		37,408	10,314	53,231	72,699
Interest income		1,591	1,115	4,095	5,348
Finance costs		(2,262)	(6,086)	(8,832)	(12,401)
Foreign exchange gain (loss)		737	(3,390)	(3,582)	(3,543)
Share of (loss) income of associates		(11,188)	(4,754)	(27,863)	8,268
Other (losses) gains, net	11	(104)	(19,862)	1,892	(41,962)
Earnings (loss) before income taxes		26,182	(22,663)	18,941	28,409
Income tax (expense) recovery		(7,894)	2,664	(6,695)	(9,599)
Net earnings (loss)		18,288	(19,999)	12,246	18,810

Net earnings (loss) per share	12
Basic and diluted		0.10	(0.11)	0.07	0.10

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Net earnings (loss)	18,288	(19,999)	12,246	18,810

Other comprehensive (loss) income

Items that will not be reclassified to the consolidated statements of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	(1,678)	5,230	8,436	3,986
Income tax effect	76	(1,198)	(1,007)	(1,523)
Share of other comprehensive loss of associates	(1,429)	(1,419)	(2,719)	(2,758)

Items that may be reclassified to the consolidated statements of income (loss)

Cumulative translation adjustments	(10,757)	15,797	15,514	1,775

Share of other comprehensive gain (loss) of associates	3,512	(3,605)	551	(5,266)

Other comprehensive (loss) income	(10,276)	14,805	20,775	(3,786)

Comprehensive income (loss)	8,012	(5,194)	33,021	15,024

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
		$	$	$	$
Operating activities
Net earnings (loss)		18,288	(19,999)	12,246	18,810
Adjustments for:
Share-based compensation		2,158	3,967	6,532	9,124
Depletion and amortization		9,846	17,223	32,441	44,248
Impairment of royalty and stream interests		-	17,490	67,832	24,119
Impairment of investments in associates		-	-	-	271
Changes in expected credit losses of other investments		-	17,349	(1,895)	37,209
Share of loss (income) of associates		11,188	4,754	27,863	(8,268)
Change in fair value of financial assets at fair value through profit and loss		104	2,513	3	6,267
Net gain on dilution of investments		-	-	-	(4,842)
Loss on the deemed disposal of an associate		-	-	-	3,057
Foreign exchange (gain) loss		(757)	3,399	3,583	3,424
Deferred income tax expense (recovery)		7,024	(3,146)	4,858	7,584
Other		151	230	460	713
Net cash flows provided by operating activities before changes in non-cash working capital items		48,002	43,780	153,923	141,716
Changes in non-cash working capital items	13	(801)	(316)	(4,027)	(5,410)
Net cash flows provided by operating activities		47,201	43,464	149,896	136,306

Investing activities
Acquisitions of short-term investments		(1,314)	(2,676)	(7,281)	(6,473)
Acquisitions of investments		-	-	-	(53,279)
Proceeds on disposal of investments		-	5,022	5,177	5,028
Acquisitions of royalty and stream interests		(14,377)	(26,768)	(14,377)	(239,530)
Other		(36)	(37)	(43)	(43)
Net cash flows used in investing activities		(15,727)	(24,459)	(16,524)	(294,297)

Financing activities
Increase in long-term debt		-	19,802	-	206,711
Repayment of long-term debt		(27,339)	(28,151)	(115,194)	(41,614)
Exercise of share options and shares issued under the share purchase plan		837	57	8,441	10,619
Normal course issuer bid purchase of common shares		(585)	-	(585)	-
Dividends paid		(10,747)	(10,321)	(31,234)	(29,366)
Withholding taxes on settlement of restricted and deferred share units		(310)	-	(3,297)	(4,349)
Other		32	(265)	(1,333)	(711)
Net cash flows (used in) provided by financing activities		(38,112)	(18,878)	(143,202)	141,290

(Decrease) increase in cash before effects of exchange rate changes on cash		(6,638)	127	(9,830)	(16,701)
Effects of exchange rate changes on cash		(546)	594	649	(3,093)
(Decrease) increase in cash		(7,184)	721	(9,181)	(19,794)
Cash - beginning of period		65,724	70,033	67,721	90,548
Cash - end of period	3	58,540	70,754	58,540	70,754

Additional information on the consolidated statements of cash flows is presented in Note 13.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the nine months ended September 30, 2024
(tabular amounts expressed in thousands of Canadian dollars)

	Number of common shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2024	185,346,524	2,097,691	79,446	28,058	(554,697)	1,650,498

Net earnings	-	-	-	-	12,246	12,246
Other comprehensive income	-	-	-	20,775	-	20,775
Comprehensive income	-	-	-	20,775	12,246	33,021
			.	.	.
Dividends declared	-	-	-	-	(35,363)	(35,363)
Shares issued - Dividends reinvestment plan	151,789	3,143	-	-	-	3,143
Shares issued - Employee share purchase plan	12,687	264	-	-	-	264
Share options - Share-based compensation	-	-	1,683	-	-	1,683
Share options exercised	605,892	10,472	(2,191)	-	-	8,281
Restricted share units to be settled in common shares:
Share-based compensation	-	-	3,799	-	-	3,799
Settlements	160,331	2,145	(4,026)	-	(975)	(2,856)
Income tax impact	-	-	341	-	-	341
Deferred share units to be settled in common shares:
Share-based compensation	-	-	1,050	-	-	1,050
Settlements	19,351	271	(590)	-	(124)	(443)
Income tax impact	-	-	569	-	-	569
Normal course issuer bid purchase of common shares	(26,000)	(295)	-	-	(290)	(585)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	49	(49)	-
Balance - September 30, 2024	186,270,574	2,113,691	80,081	48,882	(579,252)	1,663,402

(i) As at September 30, 2024, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($5.3 million) and items that may be recycled to the consolidated statements of income (loss) amounting to $54.2 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the nine months ended September 30, 2023
(tabular amounts expressed in thousands of Canadian dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2023	184,037,728	2,076,070	77,295	47,435	(463,589)	1,737,211

Net earnings	-	-	-	-	18,810	18,810
Other comprehensive loss	-	-	-	(3,786)	-	(3,786)
Comprehensive (loss) income	-	-	-	(3,786)	18,810	15,024

Dividends declared	-	-	-	-	(32,371)	(32,371)
Shares issued - Dividends reinvestment plan	104,059	2,019	-	-	-	2,019
Shares issued - Employee share purchase plan	13,151	248	-	-	-	248
Share options - Share-based compensation	-	-	3,720	-	-	3,720
Share options exercised	777,935	13,099	(2,638)	-	-	10,461
Restricted share units to be settled in common shares:
Share-based compensation	-	-	4,469	-	-	4,469
Settlement	166,161	2,245	(4,534)	-	(1,643)	(3,932)
Income tax impact	-	-	(144)	-	-	(144)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	938	-	-	938
Settlement	25,926	367	(377)	-	(5)	(15)
Income tax impact	-	-	(68)	-	-	(68)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	9	(9)	-
Balance - September 30, 2023	185,124,960	2,094,048	78,661	43,658	(478,807)	1,737,560

(i) As at September 30, 2023, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($10.0 million) and items that may be recycled to the consolidated statements of income (loss) amounting to $53.7 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's main asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2023 and 2022, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IAS 1, Presentation of Financial Statements (Non-current Liabilities with Covenants), the issuance of IFRS 18, Presentation and Disclosure in Financial Statements, and the amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, which are discussed below.

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have an impact on the Company's consolidated financial statements for the three and nine months ended September 30, 2024.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2. Basis of presentation (continued)

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Amendments - IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

3. Cash

As at September 30, 2024 and December 31, 2023, the consolidated cash position was as follows:

	September 30,	December 31,
	2024	2023
	$	$

Cash held in Canadian dollars	20,052	42,163
Cash held in U.S. dollars (i)	38,488	25,558

Total cash	58,540	67,721

(i) Cash held in U.S. dollars amounted to US$28.5 million as at September 30, 2024 (US$19.3 million as at December 31, 2023)

4. Short-term investments

As at September 30, 2024, short-term investments were comprised of a US$11.5 million ($15.6 million) note receivable from an associate, bearing an interest rate of 18.5% and having a maturity date of December 31, 2024. The note receivable is secured by the assets of the associate.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Investments in associates

Nine months ended		Year ended
	September 30, 2024	December 31, 2023
	$	$

Balance - Beginning of period	115,651	319,763
Acquisitions	-	271
Disposals	-	(127,931)
Share of (loss) income, net (i), (ii)	(27,863)	7,925
Share of other comprehensive loss	(2,168)	(6,795)
Net gain on ownership dilution	-	4,842
Loss on disposal and deemed disposal	-	(10,494)
Transfers to other investments	-	(7,159)
Impairments	-	(64,771)
Balance - End of period	85,620	115,651

(i) The net share of income or loss is adjusted to the extent that management is aware of material events that affect the associates' net income or loss during the period where earnings in equity accounted for investments are recorded on up-to a 3-month lag basis, which is the case for the investment in Osisko Development Corp. ("Osisko Development"). The Company recorded estimated adjustments and impairments on its investment in Osisko Development of $64.5 million in the fourth quarter of 2023. During the three months ended March 31, 2024, the Company adjusted its share of recorded fourth quarter losses of Osisko Development for the impairment previously estimated and recorded against the investment in 2023.

(ii) As at September 30, 2024, the Company held 33,333,366 common shares of Osisko Development, representing a 39.0% interest. Following the closing of a private placement in October 2024, the Company's interest in Osisko Development was reduced to 31.9%.

6. Other investments

Nine months ended		Year ended
	September 30, 2024	December 31, 2023
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	8,949	24,217
Disposal	-	(5,000)
Interest capitalized	-	2,888
Change in fair value	(3)	(13,156)
Balance - End of period	8,946	8,949

Fair value through other comprehensive income (common shares)
Balance - Beginning of period	84,076	18,337
Acquisitions	-	53,008
Transfer from associates	-	7,159
Change in fair value	8,436	5,915
Disposals	(3,282)	(28)
Foreign exchange revaluation impact	1,281	(315)
Balance - End of period	90,511	84,076

Amortized cost (notes)
Balance - Beginning of period	-	30,950
Change in allowance for expected credit loss and write-offs	1,895	(30,615)
Repayment	(1,895)	-
Foreign exchange revaluation impact	-	(335)
Balance - End of period	-	-

Total	99,457	93,025

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Other investments (continued)

Other investments comprise common shares, warrants and convertible instruments, mostly from publicly traded companies in Canada and in the United States of America, as well as loans receivable (notes) from certain associates (private companies), which are fully provisioned as of September 30, 2024.

7. Royalty, stream and other interests

	Nine months ended September 30, 2024
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	919,663	619,201	14,247	1,553,111
Additions	-	14,377	-	14,377
Depletion	(13,658)	(17,795)	-	(31,453)
Impairment	(67,832)	-	-	(67,832)
Currency conversion adjustments	2,795	10,888	293	13,976

Balance - September 30	840,968	626,671	14,540	1,482,179

Producing
Cost	555,390	756,050	-	1,311,440
Accumulated depletion and impairment	(428,904)	(303,203)	-	(732,107)

Net book value - September 30	126,486	452,847	-	579,333

Development
Cost	440,146	218,172	28,135	686,453
Accumulated depletion and impairment	(99,042)	(79,011)	(28,135)	(206,188)

Net book value - September 30	341,104	139,161	-	480,265

Exploration and evaluation

Cost	383,740	35,369	14,540	433,649

Accumulated depletion and impairment	(10,362)	(706)	-	(11,068)

Net book value - September 30	373,378	34,663	14,540	422,581

Total net book value - September 30	840,968	626,671	14,540	1,482,179

Acquisition - Cascabel stream

On July 15, 2024, the Company announced that its wholly-owned subsidiary, Osisko Bermuda Limited ("Osisko Bermuda"),  in partnership with Franco-Nevada (Barbados) Corporation ("FNB"), a wholly-owned subsidiary of Franco-Nevada Corporation, entered into a definitive Purchase and Sale Agreement (Gold) (the "Gold Stream") with SolGold plc and certain of its wholly-owned subsidiaries (collectively, "SolGold"), with reference to gold production from SolGold's 100%-owned Cascabel copper-gold project located in Ecuador ("Cascabel").

Pursuant to the terms of the Gold Stream, Osisko Bermuda and FNB (collectively, the "Stream Purchasers") will make initial deposits totaling US$100 million to SolGold in three equal tranches to fund the Cascabel's pre-construction costs (the "Pre-Construction Deposit"). The first tranche of the Pre-Construction Deposit was funded at closing, with the two subsequent tranches subject to achievement of key development milestones. Thereafter, the Stream Purchasers will make additional deposits totaling US$650 million to SolGold to fund construction costs once Cascabel is fully financed and further derisked (the "Construction Deposit", and together with the Pre-Construction Deposit, the "Deposit").

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

Acquisition - Cascabel stream (continued)

Osisko Bermuda will provide 30% of the Deposit (US$225 million, comprised of US$30 million in Pre-Construction Deposit and US$195 million in Construction Deposit) in exchange for a 30% interest in the Gold Stream and FNB will provide 70% of the Deposit in exchange for a 70% interest in the Gold Stream.

The deposit is payable as follows:

  US$10 million paid at closing;
  US$10 million on achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation;
  US$10 million on achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project; and
  US$195 million payable pro rata drawdowns with construction facility.

Osisko Bermuda will purchase refined gold equal to 6% of the contained gold produced from Cascabel until 225,000 ounces of gold have been delivered to it, and 3.6% thereafter for the remaining life of the mine. Osisko Bermuda will make ongoing cash payments for refined gold delivered equal to 20% of the spot price of gold at the time of delivery.

Impairment - Eagle Gold mine royalty interest

On June 24, 2024, Victoria Gold Corp. ("Victoria") announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, Osisko provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

These elements were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment on its Eagle Gold mine royalty interest as at June 30, 2024. The recoverable amount, in accordance with IAS 36, Impairment of Assets, was estimated to be $nil at June 30, 2024 based on management's assessment of the facts and circumstances which include, amongst others, the complete halt of production, the social and political environment surrounding the incident, the capital requirements related to mitigation and site restoration, and the ability to restart operations with authorization from the Yukon Director of Mineral Resources or with the necessary financial resources. As a result, the Company recognized a full impairment loss of $67.8 million ($49.9 million, net of income taxes) on June 30, 2024.

Subsequently, on August 14, 2024, the Ontario Superior Court of Justice appointed PricewaterhouseCoopers Inc. as receiver and manager, at the direction of the Yukon Government and under the supervision of the court, of all the assets, undertakings and properties of Victoria, which properties include but is not limited to the Eagle Gold mine.

In the event that there is a change in the facts and circumstances surrounding the situation at the Eagle Gold mine, and there is a restart of operations and resumption of precious metal deliveries to Osisko under its royalty agreement, a re-assessment of the recoverable amount of the Eagle Gold mine royalty interest will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

	Year ended December 31, 2023
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	879,075	484,590	14,588	1,378,253
Additions	76,472	214,636	-	291,108
Depletion	(24,016)	(32,377)	-	(56,393)
Impairments	(9,000)	(38,619)	-	(47,619)
Currency conversion adjustments	(2,868)	(9,029)	(341)	(12,238)

Balance - December 31	919,663	619,201	14,247	1,553,111

Producing
Cost	643,350	772,600	-	1,415,950
Accumulated depletion and impairment	(449,099)	(307,531)	-	(756,630)
Net book value - December 31	194,251	465,069	-	659,320

Development
Cost	407,121	187,528	32,465	627,114
Accumulated depletion and impairment	(853)	(53,441)	(27,566)	(81,860)
Net book value - December 31	406,268	134,087	4,899	545,254

Exploration and evaluation
Cost	329,209	20,737	9,348	359,294
Accumulated depletion and impairment	(10,065)	(692)	-	(10,757)
Net book value - December 31	319,144	20,045	9,348	348,537

Total net book value - December 31	919,663	619,201	14,247	1,553,111

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Long-term debt

The summary of the long-term debt is as follows:

	September 30,	December 31,
	2024	2023
	$	$

Revolving credit facility	80,746	192,099
Unamortized discount on banker's acceptances	-	(220)
Long-term debt, net of discount on banker's acceptances	80,746	191,879
Current portion	-	-
Non-current portion	80,746	191,879
	80,746	191,879

Revolving credit facility

A total amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million).

In April 2024, the maturity date of the Facility was extended from September 29, 2026 to April 30, 2028. The uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. During the nine months ended September 30, 2024, the Company repaid a total amount of $115.2 million on the Facility. As at September 30, 2024, the effective interest rate on the drawn balance was 6.5%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at September 30, 2024, all such ratios and requirements were met.

9. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

186,270,574 common shares

Normal Course Issuer Bid

In December 2023, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,258,298 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2023 NCIB program are authorized from December 12, 2023 until December 11, 2024. Daily purchases will be limited to 94,834 common shares, other than block purchase exemptions. During the three and nine months ended September 30, 2024, the Company purchased for cancellation a total of 26,000 common shares for $0.6 million (average acquisition price per share of $22.48).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Share capital (continued)

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2024:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable
	$			$

February 20, 2024	0.060	March 28, 2024	April 15, 2024	11,154,000
May 8, 2024	0.065	June 28, 2024	July 15, 2024	12,101,000
August 6, 2024	0.065	September 30, 2024	October 15, 2024	12,108,000
	0.190			35,363,000

As at September 30, 2024, the holders of 21.0 million common shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $1.4 million. Therefore, 53,952 common shares were issued on October 15, 2024 at a discount rate of 3%.

10. Share-based compensation

Share options

The Company offers a share option plan to its officers and employees.

The following table summarizes information about the movement of the share options outstanding:

	Nine months ended September 30, 2024		Year ended December 31, 2023
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	3,122,006	14.50	3,511,922	13.55
Granted (i)	287,300	18.72	728,700	18.08
Exercised	(605,892)	13.67	(938,615)	13.47
Forfeited / Cancelled	-	-	(171,335)	15.95
Expired	(6)	13.93	(8,666)	13.50
Balance - End of period	2,803,408	15.11	3,122,006	14.50
Options exercisable - End of period	2,053,142	14.26	1,920,804	13.66

(i) Options were granted to officers and employees.

The weighted average share price when share options were exercised during the nine months ended September 30, 2024 was $21.17 ($19.56 for the year ended December 31, 2023).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Share-based compensation (continued)

Share options (continued)

The following table summarizes the share options outstanding as at September 30, 2024:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
12.70 - 14.50	1,813,609	13.42	1.7	1,647,842	13.34
15.97 - 22.20	989,799	18.21	4.0	405,300	17.98
	2,803,408	15.11	2.5	2,053,142	14.26

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended September 30, 2024	Year ended December 31, 2023
Dividend per share	1.3%	1.5%
Expected volatility	37%	41%
Risk-free interest rate	3.8%	3.8%
Expected life	45 months	47 months
Weighted average share price	$18.72	$18.08
Weighted average fair value of options granted	$5.65	$5.88

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2024, the total share-based compensation related to share options amounted to $0.5 million and $1.7 million, respectively ($1.9 million and $3.7 million during the three and nine months ended September 30, 2023, respectively).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Share-based compensation (continued)

Deferred and restricted share units

The Company offers a deferred share units ("DSU") plan and a restricted share units ("RSU") plan, which allow DSU and RSU to be granted to directors, officers and/or employees as part of their long-term compensation package.

The following table summarizes information about the DSU and RSU movements:

	Nine months ended September 30, 2024		Year ended December 31, 2023
	DSU (i)	RSU (ii)	DSU (i)	RSU (ii)

Balance - Beginning of period	414,278	717,105	429,575	852,803
Granted	70,440	308,000	56,895	235,540
Reinvested dividends	3,499	6,443	5,545	10,836
Settled	(42,095)	(272,160)	(69,678)	(298,313)
Forfeited	(5,604)	(18,990)	(8,059)	(83,761)
Balance - End of period	440,518	740,398	414,278	717,105
Balance - Vested	369,867	-	365,098	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The accounting value of the payout is determined by multiplying the number of DSU expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in the first nine months of 2024 have a weighted average value of $21.84 per DSU (the DSU granted during the first nine months of 2023 had a weighted average value of $21.21 per DSU).

(ii) One half of the RSU is time-based (the "time-based RSU") and the other half is time-based and depends on the achievement of certain performance measures (the "performance-based RSU"). The time-based RSU granted prior to 2024 vest and are payable three years after the grant date. The time-based RSU granted in 2024 vest and are payable in three equal tranches at each anniversary of the grant date. The performance-based RSU vest and are payable three years after the grant date. The RSU are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The accounting value of the payout is determined by multiplying the number of RSU expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted for the performance-based components, when applicable. On the settlement date, one common share is issued for each vested RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSU granted in the first nine months of 2024 have a weighted average value of $18.79 per RSU the (RSU granted during the first nine months of 2023 had a weighted average value of $17.87 per RSU).

The total share-based compensation expense related to the DSU and RSU plans for the three and nine months ended September 30, 2024 amounted to $1.7 million and $4.8 million, respectively ($2.1 million and $5.4 million for the three and nine months ended September 30, 2023, respectively).

Based on the closing price of the common shares at September 30, 2024 ($25.05), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSU and RSU to be settled over time in equity amounts to $4.9 million ($3.7 million as at December 31, 2023) and to $15.8 million based on all DSU and RSU outstanding ($11.4 million as at December 31, 2023).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Additional information on the consolidated statements of income (loss)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Revenues

Royalty interests	38,472	37,410	129,252	115,911
Stream interests	18,783	24,659	53,600	66,245
	57,255	62,069	182,852	182,156

Cost of sales

Royalty interests	66	193	316	533
Stream interests	2,075	4,144	5,884	12,105
	2,141	4,337	6,200	12,638

Depletion

Royalty interests	2,763	5,972	13,658	18,430
Stream interests	6,753	10,922	17,795	24,926
	9,516	16,894	31,453	43,356

Other (losses) gains, net

Change in fair value of financial assets at fair value through profit and loss	(104)	(2,513)	(3)	(6,267)
Net gain on dilution of investments in associates	-	-	-	4,842
Net loss on deemed disposal of an associate	-	-	-	(3,057)
Impairment of investment in associates	-	-	-	(271)
Change in allowance for expected credit loss of other investments	-	(17,349)	1,895	(37,209)
	(104)	(19,862)	1,892	(41,962)

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Net earnings (loss) per share

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Net earnings (loss)	18,288	(19,999)	12,246	18,810

Basic weighted average number of common shares outstanding (in thousands)	186,408	185,304	186,145	184,947
Dilutive effect of share options	941	-	849	787
Dilutive effect of RSU and DSU	383	-	368	399
Diluted weighted average number of common shares (in thousands)	187,732	185,304	187,362	186,133

Net earnings (loss) per share
Basic and diluted	0.10	(0.11)	0.07	0.10

For the three and nine months ended September 30, 2024, 53,200 and 327,300 share options, respectively, were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. As a result of the net loss for the three months ended September 30, 2023, all potentially dilutive common shares are deemed to be antidilutive for the period and thus diluted net loss per share is equal to the basic net loss per share. For the nine months ended September 30, 2023, 0.7 million share options were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

13. Additional information on the consolidated statements of cash flows

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Interests received measured using the effective rate method	1,606	1,152	4,479	4,376
Interests paid on long-term debt	2,050	6,335	8,269	11,415
Income taxes paid	870	482	1,837	2,015

Changes in non-cash working capital items
Increase in amounts receivable	(2,247)	(1,810)	(2,421)	(5,097)
Decrease (increase) in other current assets	278	563	695	(1,501)
Increase (decrease) in accounts payable and accrued liabilities	1,168	931	(2,301)	1,188
	(801)	(316)	(4,027)	(5,410)

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			September 30, 2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	8,919	8,919
Other minerals	15	-	12	27
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining companies
Precious metals	3,935	-	199	4,134
Other minerals (ii)	86,377	-	-	86,377
	90,327	-	9,130	99,457

			December 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	8,870	8,870
Other minerals	43	-	36	79
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining companies
Precious metals	3,555	-	199	3,754
Other minerals (ii)	80,322	-	-	80,322
	83,920	-	9,105	93,025

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

(ii) Equity securities classified under other minerals are mostly related to copper.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Fair value of financial instruments (continued)

During the nine months ended September 30, 2024, there were no transfers among Level 1, Level 2 and Level 3. During the nine months ended September 30, 2023, common shares having a fair value of $3.0 million were transferred from Level 3 to Level 1 as these common shares began trading on a recognized stock exchange.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the nine months ended September 30, 2024 and 2023:

	2024	2023
	$	$

Balance - January 1	9,105	26,903
Transfer of common shares from level 3 to level 1	-	(3,000)
Disposals	-	(5,000)
Change in fair value - warrants expired (i)	-	(178)
Change in fair value - investments held at the end of the period (i)	25	(2,409)
Balance - September 30	9,130	16,316

(i) Recognized in the consolidated statements of income (loss) under other (losses) gains, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at September 30, 2024 and December 31, 2023.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, revenues receivable from royalty, stream and other interests, other receivables, non-current notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, revenues receivable from royalty, stream and other interests, other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair values of the non-current notes approximate their carrying values as there were no significant changes in economic and risk parameters or assumptions related to the instruments since these financial instruments have been fully provisioned.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Segment disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2024 and 2023, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2024

Royalties	128,105	973	174	-	-	129,252
Streams	7,941	21,817	13,510	-	10,332	53,600

	136,046	22,790	13,684	-	10,332	182,852

2023

Royalties	114,392	1,111	122	286	-	115,911
Streams	26,249	24,176	7,713	-	8,107	66,245

	140,641	25,287	7,835	286	8,107	182,156

(i) 91% of North America's revenues were generated from Canada during the nine months ended September 30, 2024 (90% during the nine months ended September 30, 2023).

For the nine months ended September 30, 2024, two royalty and stream interests generated revenues of $99.1 million (three royalty and stream interests generated revenues of $106.8 million for the nine months ended September 30, 2023), which represented 54% of revenues (59% of revenues for the nine months ended September 30, 2023), including one royalty interest that generated revenues of $77.3 million ($63.7 million for the nine months ended September 30, 2023).

For the nine months ended September 30, 2024, revenues generated from precious metals represented 98% of total revenues. For the nine months ended September 30, 2023, revenues generated from precious metals and diamonds represented 89% and 10% of total revenues, respectively.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2024 and 2023
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at September 30, 2024 and December 31, 2023, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2024

Royalties	560,117	182,647	11,527	71,809	-	14,868	840,968
Streams	186,378	174,693	190,632	-	30,103	44,865	626,671
Offtakes	-	-	9,540	-	5,000	-	14,540

	746,495	357,340	211,699	71,809	35,103	59,733	1,482,179

December 31, 2023

Royalties	638,871	182,858	11,257	71,809	-	14,868	919,663
Streams	185,912	163,149	194,267	-	29,494	46,379	619,201
Offtakes	-	-	9,348	-	4,899	-	14,247

	824,783	346,007	214,872	71,809	34,393	61,247	1,553,111

(i) 78% of North America's net interests are located in Canada as at September 30, 2024 (80% as at December 31, 2023).

16. Related party transactions

As at September 30, 2024, notes receivable from associates of US$11.5 million ($15.6 million) are included in short-term investments (US$6.2 million ($8.2 million) as at December 31, 2023).

17. Commitment

Dalgaranga Gold royalty acquisition

On September 30, 2024, the Company announced that it has entered into a binding agreement to acquire a 1.8% gross revenue royalty ("GRR") on the Dalgaranga Gold project (the "Dalgaranga Royalty") operated by Spartan Resources Limited ("Spartan") in Western Australia. In addition, Osisko shall also acquire a 1.35% GRR (the "Exploration Royalty") on additional regional exploration licenses in proximity to the Dalgaranga Gold project. The consideration to be paid by Osisko to the seller, Tembo Capital Mining Fund III, for the Dalgaranga Royalty and the Exploration Royalty, respectively, totals US$44.0 million and US$6.0 million. Closing of the transaction is subject to approval from Australia's Foreign Investment Review Board.

18. Subsequent event

Dividend

On November 6, 2024, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on January 15, 2025 to shareholders of record as of the close of business on December 31, 2024.